Exhibit 99.2

Innoviz Technologies Ltd.
Innoviz Technologies Campus, 5 Uri Ariav Street, Bldg. C, Nitzba
300, Rosh HaAin 4809202, Israel
Tel: +972-74-700-3699
Fax: +972-3-9476115

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF
DIRECTORS OF INNOVIZ TECHNOLOGIES LTD.

The undersigned, a shareholder of Innoviz Technologies Ltd. (the “Company”), an Israeli corporation, hereby appoints Eldar Cegla and Dana Nutkevitch, and each of them acting individually, as the attorney and proxy of the undersigned, with full power of substitution, for and in the name of the undersigned, to vote and otherwise act on behalf of the undersigned at the annual general meeting of shareholders of the Company to be held at the offices of the Company, Innoviz Technologies Campus, 5 Uri Ariav Street, Bldg. C, Nitzba 300, Rosh HaAin, 4809202, Israel, on September 13, 2022, at 4:00 p.m. Israel time (9:00 a.m. Eastern time), or at any adjournment(s) or postponement(s) thereof, with respect to all of the ordinary shares, of no par value, of the Company (the “Shares”), which the undersigned would be entitled to vote, with all powers the undersigned would possess if personally present, provided said proxies are authorized and directed to vote as indicated with respect to the matter set forth below this Proxy. Subject to applicable law and the rules of Nasdaq, in the absence of such instructions, the Shares represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented to the annual general meeting or any adjournment(s) or postponement(s) thereof for which the Board of Directors recommends a “FOR” vote.

This proxy also delegates, to the extent permitted by applicable law, discretionary authority to vote with respect to any other business which may properly come before the annual general meeting or any adjournment(s) or postponement(s) thereof.

WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE COMPLETE, DATE AND SIGN THIS FORM OF PROXY AND MAIL THE ENTIRE PROXY PROMPTLY, ALONG WITH PROOF OF IDENTITY IN ACCORDANCE WITH THE COMPANY’S PROXY STATEMENT, IN THE ENCLOSED ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES. NO POSTAGE NEED BE AFFIXED IF THE PROXY IS MAILED IN THE UNITED STATES.

Proposal No. 1
Re-election of each of Dan Falk and Ronit Maor, as Class II directors of the Company to hold office until the close of the annual general meeting of the Company in 2025, and until their respective successors are duly elected and qualified.

VOTE FOR EACH DIRECTOR SEPARATELY

		FOR	AGAINST	ABSTAIN
	I. Dan Falk	☐	☐	☐
	II. Ronit Maor	☐	☐	☐

Proposal No. 2
Approval and ratification of the re-appointment and compensation of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the period ending at the close of the next annual general meeting.

		FOR	AGAINST	ABSTAIN
		☐	☐	☐

☐ I/we plan to attend the annual general meeting.

Shareholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on August 8, 2022, the record date fixed by the Board of Directors for such purpose.

The signer hereby revokes all previous proxies given by the signer to vote at the annual general meeting or any adjournments thereof.

Signature ___________________         Signature ___________________          Date ____________, 2022

Please sign exactly as your name(s) appears on the Proxy. If held in joint tenancy, the shareholder named first in the Company's register must sign. Trustees, Administrators, etc., should include title and authority. Corporation should provide full name of corporation and title of authorized officer signing the Proxy. PLEASE BE SURE TO RETURN THE ENTIRE PROXY ALONG WITH PROOF OF IDENTITY AS DESCRIBED IN THE COMPANY'S PROXY STATEMENT.